

July 29, 2010

Ms. Kathy I. Sheffield
Chief Financial Officer
AAON, Inc.
2425 South Yukon
Tulsa, Oklahoma 74107

> **Re: Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Definitive 14A filed April 15, 2010**
> **File No. 1-18953**

Dear Ms. Sheffield:

We have reviewed your response letter dated June 27, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2009</u>

Financial Statements

Note 1. Business, Summary of Significant Accounting Policies and Other Financial Data, page 35

Revenue Recognition, page 35

We note your response to prior comment 1. Please help us better understand how your analysis pursuant to ASC 605-45-45 led you to determine that you should report revenue on a net basis, which represents the amounts billed to customers less the amounts paid to independent manufacturer representatives. Please specifically address the following:

- Please tell us what consideration you gave to each of the eight indicators which may support reporting gross revenue as well as each of the three indicators which may support reporting net revenue. Your explanation should address your products as well as third party products. Refer to ASC 605-45-45-3 through ASC 605-45-45-18;

- Please tell us the average percentage of final sales prices which were remitted to representatives for each of the three years ended December 31, 2009. The example on page 2 of your response indicates that approximately 33% of the final sales price is remitted to representatives;

- Please help us understand the extent to which the excess of the final sales price over the minimum sales price typically relates to third party products. For example, you could provide us with an estimated percentage of the excess which is typically for third party products. Please also help us understand the frequency of the sale of third party products as part of these sales arrangements. For example, please clarify whether the majority or all sales arrangements would typically also include third party products;

- Your response indicates that you determined that you are not the primary obligor in the sales arrangements with your customers. In the example provided on page 2 of your response, you state that you manufacture and ship products to the customer once you are notified of an order. It appears that you are responsible for the fulfillment, including the acceptability of your products. Please further advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement <u>from the company</u> acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief